RIGHTSURE, INC.



ANNUAL REPORT

5151 E Broadway Boulevard

Tucson, AZ 85711

(520) 917-5295

https ://www.rightsure.com

This Annual Report is dated April 4, 2023.

BUSINESS

We are an Artificial Intelligence Powered Insurance Platform, helping people with all things Insurance. Insuring everything from Pets to Jets, our multi-variate rating platform replaces the need for insurance shopping and offers an end to rate increases. Using Predictive Analytics, Algorithm-based coverage decisions enhanced by AI, RIGHTSURE is able beat insurance company rate increases by expertly managing insurance portfolios on individual and even single policy levels. We catalogued and built a process around available discount in every state we do business.

RIGHTSURE is part of the emerging insurtech landscape that is focused on helping consumers pay less for all types of insurance.

In an industry currently hyper-focused on the front-end quoting (15 minutes will save you 15%) mentality, RIGHTSURE introduces a new model that imagines the entire customer journey from new policy issuance to the back end - renewal process, where insurance companies often make up large dollars by introducing rate increases at every renewal.

Using Predictive Analytics, powered by AI and Multi-Variate Rating. RIGHTSURE has a fully programmed database of all available discounts by each of the more than 100 carriers on the RIGHTSURE Platform.

At each renewal, every policy a client has with RIGHTSURE is subjected to discount searches, re-rating amongst all carriers and clients are notified of all available savings opportunities.

The Company originally founded in 1990 as The Jeff Arnold Companies, Inc. has a long history of being in the consumer facing insurance business and recently pivoted to the technology enhanced platform it uses now. In 2021, the company transitioned to RIGHTSURE, INC. to continue brand growth and development.

Previous Offerings

The Company has not had any recent offering of securities in the last three years.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results - 2022 Compared to 2021

Circumstances which led to the performance of financial statements:

Year ended December 31, 2022 compared to year ended December 31, 2021

The following discussion is based on our unaudited operating data and is subject to change once we complete our fiscal year, prepare our consolidated financial statements and our accountant completes a financial review of those statements.

Revenue

2022 was a challenging year to our industry as the Company was met with headwinds related to staffing, supply chain issues and carrier compression. Our Revenue is primarily driven by our Discount Discovery Technology, Policy Review Processes, and our relationships with select automotive dealerships. We believe that this business model will improve in 2023 but is contingent upon two factors: our ability to engage policyholders and go deeper into each household with multiple products and an aggressive on-boarding and marketing campaign of new referral sources.

Cost of sales

Cost of sales in 2022 were $2,139,149.59 vs $2,019,158.51 in 2021.

Gross margins

Gross profit in 2022 is approximately$1,839,841.56 vs $ 2,169,192.25 in 2021. This result was primarily driven by investments in our Discount Discovery and Rateguard technology related platform expenses.

Expenses

2022 expenses are approximately $1,422,100.00, down $323,184.00 from expenses of $1,745,284.00 in 2021.

Historical results and cash flows:

We anticipate our results to remain consistent.

The most cash flow intensive portions of our business are staffing, technology investments and debt payments on existing obligations.

The cash needed has previously been generated by profitable operations or net income of the business.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash and cash equivalents of $741,400.00.

Debt

Creditor: Oak Street Funding
Amount Owed:$175,131.53
Interest Rate: 8.75%
Maturity Date: November 01, 2024

Creditor: Oak Street Funding
Amount Owed:$180,227.65
Interest Rate: 8.75%
Maturity Date: April 25, 2026

Creditor: Oak Street Funding
Amount Owed:$174,931.14
Interest Rate: 8.75%
Maturity Date: May 01, 2025

Creditor: Oak Street Funding
Amount Owed:$1,002,390.22
Interest Rate: 5.25%
Maturity Date: Dec 25, 2031

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Ronald Jeffery Arnold

Ronald Jeffery Arnold's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: President

Dates of Service: February 01, 2008 - Present

Responsibilities: Crafting the Vision and Direction for RIGHTSURE. Mr. Arnold currently receives an annual salary of $130,000 per year plus a company vehicle and owns 10,000,000 shares.

Name: Felicia Duarte

Felicia Duarte's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Executive Vice President

Dates of Service: February 01, 2021 - Present

Responsibilities: Executing our Strategy and Vision as well as oversight of Operations. Felicia Duarte currently receives an annual salary of $83,400.00.

Other business experience in the past three years:

Employer: RIGHTSURE

Title: Vice President Sales

Dates of Service: February 01, 2008 - February 01, 2021

Responsibilities: Oversaw our Service and Sales Call Center Operations.

Name: ShaunMonet Kunkel

ShaunMonet Kunkel's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Vice President, Finance

Dates of Service: February 01, 2021 - Present

Responsibilities: Overseeing our Finance Operations. Shaun currently receives an annual salary of $72,000.00 for her roles with the company.

Position: Manager, Retail Operations

Dates of Service: May 28, 2016 - February 01, 2021

Responsibilities: Managing day-to-day operations for retail and client fulfillment.

Name: Juliette Burke

Juliette Burke's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Vice President, Compliance and Licensing

Dates of Service: February 01, 2021 - Present

Responsibilities: Oversee our companies' compliance and licensing with states and carriers we conduct business in and with. Juliette currently receives an annual salary of $66,480.00 for her roles with the company.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Ronald Jeffery Arnold

Amount and nature of Beneficial ownership: 10,000,000

Percent of class: 100.0

RELATED PARTY TRANSACTIONS

Name of Entity: Ronald Jeffery Arnold

Relationship to Company: Officer

Nature/ amount of interest in the transaction: The company entered into an agreement with Mr. Arnold for Asset Accumulation Account " AAA " conversion from S corp to C corp note in amount of $1,392,851.00.

Material Terms: Funds to be paid via debt financing of 1,080,000.00 and a note of remaining balance interest only for 3 years at 2.5%. When the company converted from an S-Corp to a C-Corp recently, an Asset Accumulation Account was created which included funds the Officer never took from the company.

OUR SECURITIES

Common Stock

The amount of security authorized is 11,000,000 with a total of 10,000,000 outstanding.

Voting Rights

Each stockholder is entitled to one vote per each share.

Material Rights

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings back into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to the same risks that all companies are exposed to: recruitment and retention of talent; cybersecurity; stock price volatility; litigation and/or regulatory investigation; natural and man-made disasters; COVID-19; accounting standard changes; tax law changes; access to capital; strategic transactions; inability to pay dividends and/or repurchase shares; exchange rate fluctuations; restrictive change-of-control provisions; asset or goodwill impairment; international operations; and adverse economic conditions.

Uncertain Risk

Our ability to on-board new policy holders at past rates could be unsustainable.

Our ability to continue performing similarly for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts.

Our business projections are only estimates.

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is pure speculation.

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

  (1)   to the Company;

  (2)   to an accredited investor;

  (3)   as part of an offering registered with the SEC; or

  (4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 4, 2023.

RIGHTSURE, INC.

By /s/ *JEFF ARNOLD*

      Name: <u>Ronald Jeffery</u>

      <u>Arnold</u>

      Title: President

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